UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE

178th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 178th Meeting of the Board of Directors held on June 29, 2011 the following matter was resolved:

    I.    Approval and Vote Recommendation: Constitution of Advisory Commissions of the Board of Directors of CPFL Energia;

  II.    Approval and Vote Recommendation: Contracting of BNDES financing by Centrais Elétricas da Paraíba – EPASA, with the provision of guarantee by CPFL Energia;

III.    Approval and Vote Recommendation: Contracting of financing, through Law No. 4131/62, by subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista and CPFL Leste Paulista, for a maximum period of 5 years (amortized only at maturity), with the provision of guarantee by CPFL Energia;

IV.    Vote Recommendation: Provision of Interest on Own Capital of subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Santa Cruz and RGE;

   V.    Vote Recommendation: Capitalization of Advance for Future Capital Increase (“AFCI”) in CPFL Sul Centrais Elétricas, due to CPFL Renováveis project;

VI.    Vote Recommendation: Acquisition of electric energy by CPFL Santa Cruz from distributed generation for the delivery as of 2012;

VII.    Vote Recommendation: Acquisition of electric energy by CPFL Brasil for the period from January to December 2012.

São Paulo, June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.